UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BTRS HOLDINGS INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class 1 Common Stock
(Title of Class of Securities)

11778X112
(CUSIP Number of Class of Securities)

Flint A. Lane
Chief Executive Officer
1009 Lenox Drive, Suite 101
Lawrenceville, NJ 08648
(609) 235-1010
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Nicole Brookshire
Matthew Browne
Reid Hooper
Cooley LLP
500 Boylston Street
Boston, MA 02116
Tel: (617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$24,870,407.08	$2,305.49
(1)
Estimated solely for purposes of calculating the amount of the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $1.99, the average of the high and low prices per warrant (the “Warrants”), each whole warrant exercisable for one share of Class 1 common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $11.50 per share of BTRS Holdings Inc. (the “Company”) on November 17, 2021, as reported on the Nasdaq Capital Market, and (ii) 12,497,692, the estimated number of Warrants to be exchanged in the transaction.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and the Fee Rate Advisory #1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,305.49	Filing Party: BTRS Holdings Inc.
Form or Registration No.: Form S-4	Date Filed: November 18, 2021

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by BTRS Holdings Inc., a Delaware corporation (the “Company,” “us” or “we”).  This Schedule TO relates to an offer by the Company to each holder of the Company’s warrants (each a “Warrant”) to purchase shares of the Company’s Class 1 common stock, par value $0.0001 per share (“Common Stock”), to receive 0.30 shares of Common Stock in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 18, 2021 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants  to amend the Warrant Agreement (the “Warrant Amendment”), dated as of June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address. The name of the issuer is BTRS Holdings Inc.  The Company’s principal executive offices are located at 1009 Lenox Drive, Suite 101, Lawrenceville, NJ 08648, and its telephone number at such offices is (609) 235-1010.

(b)
Securities. The subject securities are the Warrants that trade on The Nasdaq Capital Market under the symbol “BTRSW.” Each Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $11.50 per share, subject to adjustment pursuant to the Warrant Agreement. As of November 17, 2021, 12,497,692 Warrants were outstanding.

(c)
Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of November 18, 2021 are listed in the table below.

Name	Position
Flint A. Lane	Chief Executive Officer and Chairman of the Board
Steven Pinado	President
Mark Shifke	Chief Financial Officer
Joseph Eng	Chief Information Officer
Jeanne O’Connor	Chief Talent Officer
Charles Bernicker	Director
Clare Hart	Director
Robert Farrell	Director
Lawrence Irving	Director
Matt Harris	Director
Juli Spottiswood	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)
Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company.  There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Global Select Market or The Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)
Conditions. Not applicable.

(d)
Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)
Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters —Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)
Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)
Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2)
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)
Not applicable.

(4)
Not applicable.

(5)
None.

(c)
Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(l)(A)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).
(a)(5)	Press Release, dated November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on November 18, 2021).
(b)	Not applicable.
(d)(i)
Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(ii)
Amendment to Business Combination Agreement, dated as of December 13, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(iii)
Second Amended and Restated Certificate of Incorporation of the Company, dated January 12, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(iv)	Amended and Restated Bylaws of the Company dated January 12, 2021 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(v)	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(vi)	Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(vii)
Warrant Agreement dated June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on June 25, 2019).

Exhibit No.	Description
(d)(viii)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Flint A. Lane dated August 1, 2014, as amended by First Amendment to Employment Agreement dated May 18, 2017 and Second Amendment to Employment Agreement dated October 14, 2020 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(ix)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Steven Pinado dated March 28, 2018, as amended by First Amendment to Employment Agreement dated October 14, 2020 (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(x)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Mark Shifke dated March 10, 2020 (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xi)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Joe Eng dated February 24, 2020 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xii)	BTRS Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(xiii)	BTRS Holdings Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(xiv)
Form of Subscription Agreement, dated as of October 18, 2020, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 filed to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xv)
Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xvi)
Amended and Restated Registration Rights Agreement, dated October 18, 2020, by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xvii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(d)(xviii)
Form of Tender and Support Agreement, dated November 17, 2021 by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021)

(g)	Not applicable.
(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BTRS HOLDINGS INC.

By:	/s/ Mark Shifke
Mark Shifke
Chief Financial Officer

Dated: November 18, 2021